Exhibit 12.1
GATX Corporation and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges (Unaudited)
(In Millions, Except for Ratios)

	Six Months Ended June 30		Year Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Earnings available for fixed charges:
Income from continuing operations before cumulative effect of accounting change	$80.5	$79.1	$151.4	$106.0	$155.7	$69.4	$24.2

Add (deduct):
Income taxes	46.2	36.3	76.1	66.6	66.6	19.9	11.3
Share of affiliates’ earnings, net of distributions received	(17.2)	(24.3)	(39.9)	(33.5)	(23.3)	(32.5)	(0.1)
Interest on indebtedness and amortization of debt discount and expense	60.6	60.7	129.2	105.8	126.4	134.2	148.8
Interest portion of operating lease expense	45.1	54.0	101.0	114.8	112.6	120.5	126.8

Total earnings available for fixed charges	$215.2	$205.8	$417.8	$359.7	$438.0	$311.5	$311.0

Preferred stock dividends	$—	$—	$0.1	$0.1	$0.1	$0.1	$0.1
Ratio to convert preferred dividends to pre-tax basis	157%	146%	150%	163%	143%	126%	130%
Preferred dividends on pre-tax basis	—	—	0.1	0.1	0.1	0.1	0.1

Fixed charges:
Interest on indebtedness and amortization of debt discount and expense	$60.6	$60.7	$129.2	$105.8	$126.4	$134.2	$148.8
Capitalized interest	0.2	—	0.1	—	—	—	—
Interest portion of operating lease expense	45.1	54.0	101.0	114.8	112.6	120.5	126.8

Combined fixed charges and preferred stock dividends	$105.9	$114.7	$230.4	$220.7	$239.1	$254.8	$275.7

Ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.03x	1.79x	1.81x	1.63x	1.83x	1.22x	1.13x

(a)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and the interest portion of operating lease expense. “Earnings” consist of income from continuing operations before income taxes and fixed charges, less share of affiliates’ earnings, net of distributions received.